Exhibit 99.1

NQ Mobile Inc. Reports Unaudited Financial Results for the

First, Second, and Third Quarters of FY 2017

BEIJING, December 14, 2017 /PRNewswire/ - NQ Mobile Inc. (“NQ Mobile” or the “Company”) (NYSE: NQ), a leading global provider of mobile internet services, today announced its unaudited financial results for the first, second, and third quarters ended March 31, 2017, June 30, 2017, and September 30, 2017 respectively.

Beginning with this period for the reported results for the first, second, and third quarters of 2017, FL Mobile Jiutian Technology Co., Ltd (“FL Mobile”) and the live social mobile video business of Showself (Beijing) Technology Co., Ltd (“Showself”) have been classified as discontinued operations. Therefore, given the significance of FL Mobile and Showself’s live social mobile video business in previous periods, to enhance the comparability of these results going forward, the figures reported in this earning release have reflected these changes and the comparable periods presented have also been adjusted retrospectively. However, given the significant effect on operating results and reported financial information related to the divestments of FL Mobile and Showself’s businesses, and the classification as discontinued operations, the key financial data is quantified in the discontinued section of each quarter below.

In addition, beginning with these reported results for the first, second, and third quarters of 2017 and going forward, the Company will report its revenue streams in the following two categories: Consumer and Enterprise. Revenues from consumers will consist of revenues from advertising services and revenues from other services (including mobile security revenues, excluding mobile gaming and mobile social network revenues which are part of the FL Mobile and Showself group which has been classified as discontinued operations). Revenues from enterprises will be broken down into product and service revenues. Revenues from products will come from hardware sales to enterprise users. Revenues from services will come from technology and software development services to enterprise users.

Highlights For The Nine Months Period From January 1, 2017 to September 30, 2017

•	Net Revenues of $44.2 million for the nine months ended September 30, 2017, up slightly from $43.2 million in the same period a year ago. GAAP Net Loss attributable to NQ Mobile for the nine months ended September 30, 2017 was $116.7 million or $1.16 per fully diluted ADS. This included the one-time, non-cash impairment of goodwill and intangible assets of $97.9 million during the period.
•	Non-GAAP Net Income attributable to NQ Mobile for the nine months ended September 30, 2017 was $15.1 million or $0.15 per fully diluted ADS.

“We look forward to moving forward with our future plans in the smart car businesses,” said Mr. Zemin Xu, CEO of NQ Mobile Inc. “The Company is financially positioned and strategically positioned to participate in this enormous market.”

“With the Divestments closed, we can now move ahead focused on the future business opportunities and growth,” said Mr. Roland Wu, CFO of NQ Mobile Inc. “We have taken great strides in readying our organization around these future opportunities and we look forward to sharing our progress in the coming year.”

First Quarter 2017 Results

Revenues

Net revenues in the first quarter of 2017 decreased 26.3% year-over-year to $12.0 million from $16.3 million in the same period in 2016.

Consumer Services revenues consist of advertising and other consumer services. Advertising revenues decreased 34.1% year-over-year to $2.3 million from $3.5 million in the same period in 2016. The decrease in advertising revenues was mainly due to lower overall activity within many of the traffic-related businesses as the Company prepares to optimize its operations and focus to the smart car businesses in the future. Other services revenues decreased 48.0% year-over-year to $1.0 million from $1.9 million in the same period in 2016. The decrease in other services revenues was mainly due to lower premium consumer security revenues as a result of the Company moving away from premium subscription services to an advertising-based model.

Enterprise Product revenues decreased 15.9% year-over-year to $8.5 million from $10.1 million in the same period in 2016. The decrease in enterprise product revenues was mainly due to weakness in customer demand in the first quarter of the year compared to the same period of last year.

Cost of Revenues

Cost of revenues in the first quarter of 2017 decreased 26.1% year-over-year to $12.9 million from $17.5 million in the same period in 2016. The year-over-year decrease was mainly due to lower hardware sales within the enterprise business and lower preload costs within the consumer services segment.

Gross Loss and Gross Margin

Gross loss in the first quarter of 2017 narrowed 23.0% to $0.9 million from $1.2 million in the same period in 2016. Negative gross margin, or gross loss as a percentage of net revenues, was 7.5% for the first quarter of 2017 and 7.2% for the first quarter of 2016.

Operating Expenses

Selling and marketing expenses in the first quarter of 2017 decreased 25.7% year-over-year to $1.1 million from $1.5 million in the same period in 2016. Non-GAAP selling and marketing expenses, which exclude share-based compensation decreased 18.5% year-over-year to $1.1 million from $1.4 million in the same period in 2016. The year-over-year decrease is primarily driven by a reduction in overall staff costs and lower overall marketing and advertising expenses.

General and administrative expenses in the first quarter of 2017 decreased 48.2% year-over-year to $8.7 million from $16.8 million in the same period in 2016. Non-GAAP general and administrative expenses, which exclude share-based compensation and amortization of intangible assets arising from acquisitions, increased 3.9% year-over-year to $8.7 million from $8.4 million in the same period in 2016.

Research and development expenses in the first quarter of 2017 increased 34.3% year-over-year to $3.5 million from $2.6 million in the same period in 2016. Non-GAAP research and development expenses, which exclude share-based compensation and amortization of intangible assets arising from acquisitions, increased 49.0% to $3.4 million from $2.3 million in the same period in 2016. The increase is mainly due to the Linkmotion business and some pilot projects.

Impairment of goodwill and intangible assets in the first quarter of 2017 was $80.6 million as the result of a one-time, non-cash impairment of goodwill and intangible assets in the remaining portion of the Security and Others reporting unit upon the disposal of Showself which qualifies as held for sale as of March 31, 2017 and triggers to impairment test for the remaining portion of this reporting unit as of March 31, 2017. The goodwill impairment loss for the remaining portion of this reporting unit was $77.8 million.

Total operating expenses in the first quarter of 2017 increased 348.3% year-over-year to $93.9 million from $21.0 million in the same period in 2016 driven mostly from the one-time, non-cash impairment of goodwill and intangible assets recorded in the first quarter of 2017 of $80.6 million. Excluding the impairment of goodwill and intangible assets in the first quarter, total operating expenses decreased 36.4% year-over-year to $13.3 million from $21.0 million in the same period in 2016.

Non-GAAP operating expenses, which exclude share-based compensation, the amortization of intangible assets arising from acquisitions, and impairment of goodwill and intangible assets in the first quarter of 2017 increased 9.8% year-over-year to $13.2 million from $12.0 million in the same period in 2016 due to the reasons detailed above in each respective operating expense category.

Share-based compensation expenses

Share-based compensation expenses, which were allocated to related operating cost and expenses line items, amounted to $0.1 million in the first quarter of 2017, compared to $8.1 million in the corresponding period in 2016, mainly due to a one-time immediately vested awards granted in the first quarter of 2016 and no new grants during the period.

Loss from Operations

Loss from operations in the first quarter of 2017 was $94.8 million, compared with $22.1 million in the same period in 2016, which was greatly impacted by the one-time, non-cash impairment of goodwill and intangible assets of $80.6 million in the first quarter of 2017. Excluding the impact of the impairment of goodwill and intangible assets in the first quarter of 2017, loss from operations was $14.2 million, compared with $22.1 million in the same period in 2016.

Non-GAAP loss from operations, which excludes share-based compensation, amortization of intangible assets arising from acquisitions, and impairment of goodwill and intangible assets, was $13.6 million compared to $12.4 million in the same period in 2016.

Foreign Exchange gain/ (loss), and Interest Expenses

Foreign exchange gain was $0.2 million in the first quarter of 2017, compared with a loss of $0.02 million in the same quarter of the previous year, which was affected by fluctuations in the foreign exchange rates. Interest expenses were $6.4 million in the first quarter of 2017, compared with $1.8 million in the same quarter a year ago. Interest expenses were primarily derived from interest expense related to convertible debts, offset by the interest income from certain term deposits.

Realized gain on Disposal of a Subsidiary

In the first quarter of 2017, we recorded a gain from the disposal of a subsidiary of $1.0 million, which was primarily driven by one-time non-cash gain related to the disposal of one of our enterprise businesses.

Income Tax

Income tax benefit was $0.5 million in the first quarter of 2017, compared with income tax benefit of $0.4 million in the same period in 2016.

Discontinued Operations

The Company presents FL Mobile and Showself’s live social mobile video business as assets/liabilities held for sale on the balance sheets and as discontinued operation on the statements of operations for the quarter ended March 31, 2017 and also applied to all comparative periods presented. The total net revenues, net income attributable to us, and net income attributable to our non-controlling interests from FL Mobile for the three months ended March 31, 2017 was $35.9 million, $3.9 million, and $2.3 million, respectively. The total net revenues, net income attributable to us, and net income attributable to our non-controlling interests from Showself for the three months ended March 31, 2017 was $27.7 million, $3.0 million, and $1.5 million, respectively. Income from discontinued operations, net of income tax, was $10.7 million in the first quarter of 2017 compared to $14.5 million in the same period in 2016, the decrease in income from discontinued operations was due to the increase of customer acquisition cost.

Net Loss

Net loss attributable to NQ Mobile was $71.4 million in the first quarter of 2017, compared with net loss of $7.8 million in the same period in 2016. Non-GAAP net income attributable to NQ Mobile, which excludes share-based compensation, interest expenses related to convertible debts and fair value change of derivative liability, amortization of intangible assets arising from acquisitions, impairment losses from goodwill, intangible assets and investment, and income tax provision related to the amortization of intangible assets arising from acquisitions and impairment loss from goodwill, intangible assets and investment, was $15.7 million in the first quarter of 2017, compared with non-GAAP net income attributable to NQ Mobile of $5.4 million in the same period in 2016.

Cash and Cash Equivalents and Term Deposits

Cash and cash equivalents and term deposits amounted to $270.4 million as of March 31, 2017.

Cash Flow

Net cash flow used in operations for the first quarter of 2017 was $13.8 million.

Second Quarter 2017 Results

Revenues

Net revenues in the second quarter of 2017 increased 15.3% year-over-year to $14.7 million from $12.7 million in the same period in 2016.

Consumer Services revenues consist of advertising and other consumer services. Advertising revenues decreased 48.6% year-over-year to $2.6 million from $5.0 million in the same period in 2016. The decrease in advertising revenues was mainly due to lower overall activity within many of the traffic-related businesses as the Company prepares to optimize its operations and focus to the smart car businesses in the future. Other services revenues decreased 38.8% year-over-year to $0.9 million from $1.5 million in the same period in 2016. The decrease in other services revenues was mainly due to lower premium consumer security revenues as a result of the Company moving away from premium subscription services to an advertising based model.

Enterprise Product revenues increased 96.4% year-over-year to $11.1 million from $5.6 million in the same period in 2016. The increase in enterprise product revenues was mainly due to stronger overall hardware sales at Trustek.

Cost of Revenues

Cost of revenues in the second quarter of 2017 increased 31.6% year-over-year to $15.4 million from $11.7 million in the same period in 2016. The year-over-year increase was mainly due to higher hardware sales within the enterprise business and higher customer acquisition costs within the consumer services segment.

Gross Loss and Gross Margin

Gross loss in the second quarter of 2017 was $0.7 million compared with a gross profit of $1.1 million in the same period in 2016. Negative gross margin, or gross loss as a percentage of net revenues, was 4.5% for the second quarter of 2017.

Operating Expenses

Selling and marketing expenses in the second quarter of 2017 decreased 45.2% year-over-year to $1.3 million from $2.3 million in the same period in 2016. Non-GAAP selling and marketing expenses, which exclude share-based compensation decreased 33.3% year-over-year to $1.3 million from $2.0 million in the same period in 2016. The year-over-year decrease is primarily driven by a reduction in overall staff costs and lower overall marketing and advertising expenses.

General and administrative expenses in the second quarter of 2017 increased 90.8% year-over-year to $13.6 million from $7.1 million in the same period in 2016. The increase in G&A expenses came mostly from the increase in share-based compensation expenses in the period. Non-GAAP general and administrative expenses, which exclude share-based compensation and amortization of intangible assets arising from acquisitions, increased 42.5% year-over-year to $8.3 million from $5.9 million in the same period in 2016. The increase in Non-GAAP G&A expenses mainly due to increase in legal, professional and consulting fees in the period.

Research and development expenses in the second quarter of 2017 increased 3.1% year-over-year to $3.5 million from $3.4 million in the same period in 2016. Non-GAAP research and development expenses, which exclude share-based compensation and amortization of intangible assets arising from acquisitions, increased 12.7% to $3.5 million from $3.1 million in the same period in 2016. The increase is mainly due to the Linkmotion business and some pilot projects.

Total operating expenses in the second quarter of 2017 increased 43.1% year-over-year to $18.3 million from $12.8 million in the same period in 2016.

Non-GAAP operating expenses, which exclude share-based compensation, the amortization of intangible assets arising from acquisitions, and impairment of goodwill and intangible assets in the second quarter of 2017 increased 20.4% year-over-year to $13.1 million from $10.9 million in the same period in 2016.

Share-based compensation expenses

Share-based compensation expenses, which were allocated to related operating cost and expenses line items, amounted to $5.1 million in the second quarter of 2017, compared to $1.1 million in the corresponding period in 2016. The increase was mainly due to the issuance of new restricted shares pursuant to incentives and employment contracts.

Loss from Operations

Loss from operations in the second quarter of 2017 was $19.0 million, compared with $11.7 million in the same period in 2016.

Non-GAAP loss from operations, which excludes share-based compensation, amortization of intangible assets arising from acquisitions, and impairment of goodwill and intangible assets, was $13.5 million compared to $8.7 million in the same period in 2016.

Foreign Exchange gain/ (loss), and Interest Expenses

Foreign exchange gain was $0.2 million in the second quarter of 2017, compared with a loss of $0.3 million in the same quarter of the previous year, which was affected by fluctuations in the foreign exchange rates. Interest expenses were $6.4 million in the second quarter of 2017, compared with $1.8 million in the same quarter a year ago. Interest expenses were primarily derived from interest expense related to convertible debts, offset by the interest income from certain term deposits.

Income Tax

Income tax benefit was $0.2 million in the second quarter of 2017, compared with income tax benefit of $0.3 million in the same period in 2016.

Discontinued Operations

The Company presents FL Mobile and Showself’s live social mobile video business as assets/liabilities held for sale on the balance sheets and as discontinued operation on the statements of operations for the quarter ended June 30, 2017 and also applied to all comparative periods presented. The total net revenues, net income attributable to us, and net income attributable to our non-controlling interests from FL Mobile for the three months ended June 30, 2017 was $42.2 million, $2.3 million, and $1.3 million, respectively. The total net revenues, net income attributable to us, and net income attributable to our non-controlling interests from Showself for the three months ended June 30, 2017 was $29.3 million, $3.3 million, and $1.7 million, respectively. Income from discontinued operations, net of income tax, was $8.6 million in the second quarter of 2017 compared to $18.4 million in the same period in 2016, mainly due to the increase of customer acquisition cost.

Net (Loss)/Income

Net Loss attributable to NQ Mobile was $20.9 million in the second quarter of 2017, compared with a net income of $0.5 million in the same period in 2016. Non-GAAP net loss attributable to NQ Mobile, which excludes share-based compensation, interest expenses related to convertible debts and fair value change of derivative liability, amortization of intangible assets arising from acquisitions, impairment losses from goodwill, intangible assets and investment, and income tax provision related to the amortization of intangible assets arising from acquisitions and impairment loss from goodwill, intangible assets and investment, was $4.9 million in the second quarter of 2017, compared with non-GAAP net income attributable to NQ Mobile of $6.8 million in the same period in 2016.

Cash and Cash Equivalents and Term Deposits

Cash and cash equivalents and term deposits amounted to $243.6 million as of June 30, 2017.

Cash Flow

Net cash used in operations for the second quarter of 2017 was 27.1million.

Third Quarter 2017 Results

Revenues

Net revenues in the third quarter of 2017 increased 23.7% year-over-year to $17.5 million from $14.1 million in the same period in 2016.

Consumer Services revenues consist of advertising and other consumer services. Advertising revenues decreased 45.2% year-over-year to $2.3 million from $4.2 million in the same period in 2016. The decrease in advertising revenues was mainly due to lower overall activity within many of the traffic-related businesses as the Company prepares to optimize its operations and focus to the smart car businesses in the future. Other services revenues decreased 15.5% year-over-year to $1.2 million from $1.4 million in the same period in 2016. The decrease in other services revenues was mainly due to lower premium consumer security revenues as a result of the Company moving away from premium subscription services to an advertising based model.

Enterprise Product revenues increased 71.4% year-over-year to $13.8 million from $8.0 million in the same period in 2016. The increase in enterprise product revenues was mainly due to stronger overall hardware sales at Trustek.

Cost of Revenues

Cost of revenues in the third quarter of 2017 increased 17.5% year-over-year to $16.9 million from $14.4 million in the same period in 2016. The year-over-year increase was mainly due to higher hardware sales within the enterprise business and higher customer acquisition costs within the consumer services segment.

Gross Profit/Loss and Gross Margin

Gross Profit in the third quarter of 2017 was $0.6 million compared with a gross loss of $0.3 million in the same period in 2016. Gross margin, or gross profit as a percentage of net revenues, was 3.3% for the third quarter of 2017.

Operating Expenses

Selling and marketing expenses in the third quarter of 2017 decreased 32.7% year-over-year to $1.2 million from $1.8 million in the same period in 2016. Non-GAAP selling and marketing expenses, which exclude share-based compensation decreased 34.3% year-over-year to $1.2 million from $1.8 million in the same period in 2016. The year-over-year decrease is primarily driven by a reduction in overall staff costs and lower overall marketing and advertising expenses.

General and administrative expenses in the third quarter of 2017 decreased 46.6% year-over-year to $6.7 million from $12.6 million in the same period in 2016. Non-GAAP general and administrative expenses, which exclude share-based compensation and amortization of intangible assets arising from acquisitions, decreased 23.7% year-over-year to $6.6 million from $8.6 million in the same period in 2016.

Research and development expenses in the third quarter of 2017 decreased 19.4% year-over-year to $2.6 million from $3.2 million in the same period in 2016. Non-GAAP research and development expenses, which exclude share-based compensation and amortization of intangible assets arising from acquisitions, decreased 20.6% year-over-year to $2.5 million from $3.1 million in the same period in 2016. The decrease is mainly due to lower overall spend associated with consumer and traffic related businesses as the Company shifts its focus to the smart car businesses in the future.

Impairment of goodwill and intangible assets in the third quarter of 2017 was $17.3 million as the result of a one-time, non-cash impairment of goodwill and intangible assets in the remaining portion of the Security and Others reporting unit.

Total operating expenses in the third quarter of 2017 increased 58.1% year-over-year to $27.7 million from $17.5 million in the same period in 2016. The increase was due to the impairment of goodwill and intangible assets from the remaining portion of the Security and Others reporting unit.

Non-GAAP operating expenses, which exclude share-based compensation, the amortization of intangible assets arising from acquisitions, and impairment of goodwill and intangible assets in the third quarter of 2017 decreased 24.4% year-over-year to $10.2 million from $13.5 million in the same period in 2016.

Share-based Compensation Expenses

Share-based compensation expenses, which were allocated to related operating cost and expense line times, amounted to $0.2 million in the third quarter of 2017, compared to $3.4 million in the corresponding period in 2016.

Loss from Operations

Loss from operations in the third quarter of 2017 was $27.2 million, compared to $17.8 million in the same period in 2016.

Non-GAAP loss from operations, which excludes share-based compensation, amortization of intangible assets arising from acquisitions, and impairment of goodwill and intangible assets, was $9.4 million compared to $12.8 million in the same period in 2016.

Foreign Exchange gain/(loss), and Interest Expenses

Foreign exchange gain was $0.3 million in the third quarter of 2017, compared with a loss of $0.3 million in the same quarter of the previous year, which was affected by fluctuations in the foreign exchange rates. Interest expenses were $6.4 million in the third quarter of 2017, compared to $1.9 million in the same quarter a year ago. Interest expenses were primarily derived from interest expenses related to convertible debts, offset by the interest income from certain term deposits.

Income Tax

Income tax benefit was $0.6 million in the third quarter of 2017, compared with income tax benefit of $1.0 million in the same period in 2016.

Discontinued Operations

The Company presents FL Mobile and Showself’s live social mobile video business as assets/liabilities held for sale on the balance sheets and as discontinued operation on the statements of operations for the quarter ended September 30, 2017 and also applied to all comparative periods presented. The total net revenues, net income attributable to us, and net income attributable to our non-controlling interests from FL Mobile for the three months ended September 30, 2017 was $43.5 million, $2.0 million, and $1.8 million, respectively. The total net revenues, net income attributable to us, and net income attributable to our non-controlling interests from Showself for the three months ended September 30, 2017 was $32.8 million, $4.6 million, and $2.2 million, respectively. Income from discontinued operations, net of income tax, was $10.6 million in the third quarter of 2017 compared to $14.7 million in the same period in 2016, mainly due to the increase of customer acquisition cost.

Net (Loss)/Income

Net Loss attributable to NQ Mobile was $24.4 million in the third quarter of 2017, compared with $9.0 million in the same period in 2016. Non-GAAP net income attributable to NQ Mobile, which excludes share-based compensation, interest expenses related to convertible debts and fair value change of derivative liability, amortization of intangible assets arising from acquisitions, impairment losses from goodwill, intangible assets and investment, and income tax provision related to the amortization of intangible assets arising from acquisitions and impairment loss from goodwill, intangible assets and investment, was $4.3 million in the third quarter of 2017, compared with non-GAAP net loss attributable to NQ Mobile of $0.2 million in the same period in 2016.

Cash, Cash Equivalents, Term Deposits and Restricted Cash

Cash, cash equivalents, term deposits, and restricted cash amounted to $248.8 million as of September 30, 2017.

Cash Flow

Net cash used in operations for the third quarter of 2017 was $11.7 million.

Other Significant Events

Completion of the FL Mobile Divestment and the Sale of Showself’s Live Social Video Business

The Company announced in a press release on December 14, 2017 that it had completed the divestment of FL Mobile and sale of Showself’s Live Social Video Business. The Company received in aggregate a total of approximately RMB3,320 million, consisting of approximately RMB1,550 million in cash and RMB1,770 million in a senior note, which together totals 100% of the agreed upon price pursuant to the definitive agreements with Tongfang Investment Fund Series SPC (the “Investor”), an affiliate of Tongfang Securities Limited, a part of Tsinghua Tongfang. The key terms of the senior note include an interest payment of 8% per annum for 12 months, and may be extended for another 12 months at the Company’s option, and can be redeemed early by the Investor for principle plus accrued interest in cash payments to the Company at any time.

Buyback Program

The Company announced on November 13, 2017 that its board of directors has authorized a buyback program under which the Company may repurchase up to $150 million of its shares or early partial redemption of the convertible notes over the next 12 months. The repurchases may be made from time to time on the open market, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with all applicable rules and regulations. The Company plans to fund the repurchases made under this plan from existing cash on hand.

Subsequent to the announcement on November 13, 2017, the Company provided an update to its buyback program. On November 20, 2017, the Company announced it had negotiated with Zhongzhi Hi-Tech Overseas Investment Limited (“Zhongzhi”) for an early partial redemption of the convertible note and reached an agreement to redeem $88 million of the principal amount of the convertible notes issued to Zhongzhi in October 2016. In addition, the Company and Zhongzhi agreed that if Zhongzhi converts the remaining $132 million of convertible notes to the Company’s American Depository Shares (“ADS”) on or before March 31, 2018, the conversion price will be revised to $5.00 per ADS. If Zhongzhi converts the remaining $132 million of convertible notes after March 31, 2018 to the note’s maturity the conversion price will remain $6.00 per ADS.

NQ Mobile Files Form 20-F for the year 2016

As announced on April 26, 2017, the Company filed its annual report for the year ended December 31, 2016 on Form 20-F with the Securities and Exchange Commission. The annual report, which contains the unqualified audited financial statements for the three years ended December 31, 2016, can be accessed and downloaded through the investor relations section of the Company’s website at http://ir.nq.com.

Conference Call Information

NQ Mobile's management team will hold an earnings conference call to discuss its results and outlook at 7:30 PM U.S. Eastern Time on Thursday December 14, 2017 (8:30 AM Beijing/Hong Kong Time on Friday December 15, 2017).

The dial-in details for the conference call are:

U.S. Toll Free: 1-866-519-4004

International: 1-845-675-0437
United Kingdom: +44 203-621-4779
China Mainland: 4006208038 or 8008190121

Conference ID: 5391237

Please dial in 10 minutes before the call is scheduled to begin and provide the conference ID to join the call.

A replay of the call will be available after the conclusion of the conference call at 11:00 p.m. U.S. Eastern Time on Thursday December 14, 2017 through December 21, 2017. The dial-in details for the replay are:

U.S. Toll Free: +1-855-452-5696
International: +1-646-254-3697
Conference ID: 32786286

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of NQ Mobile's website at http://ir.nq.com.

Follow us on Twitter @NQMobileIR.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile Internet services.  NQ Mobile’s portfolio of offerings includes mobile game publishing platforms, mobile advertising platforms, mobile entertainment applications and platforms, mobile security and productivity applications and other mobile applications. For more information on NQ Mobile, please visit http://www.nq.com

Non-GAAP Financial Measures

To supplement the Company’s financial results prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”), NQ Mobile’s management uses non-GAAP measures of cost of revenues, operating expenses, income from operations and net loss attributable to NQ Mobile, which are adjusted from results based on GAAP to exclude share-based compensation expenses, interest expenses related to convertible debts and fair value change of derivative liability, amortization of intangible assets arising from acquisitions, and impairment losses and taxes impact. The Company also uses non-GAAP fully diluted earnings per ADS, which is the non-GAAP net (loss)/income attributable to common shareholders divided by weighted average number of diluted ADS.

The Company’s non-GAAP financial information is provided as additional information to help the Company’s investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and its prospects for the future. The Company’s non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, the Company’s calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of NQ Mobile’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, income from operations and net loss attributable to NQ Mobile, excluding share-based compensation expenses, interest expenses related to convertible debts and fair value change of derivative liability, amortization of intangible assets arising from acquisitions, and impairment losses and taxes impact are that these items has been and may continue to be a significant expense in the Company’s business for the foreseeable future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

INVESTOR RELATIONS:

NQ Mobile Inc.
Email: investors@nq.com
Phone:
+1 469 310 5281
+86 10 6452 2017
Twitter : @NQMobileIR

NQ MOBILE INC.

UNAUDITED CONDENSED CONSOLIDATED

BALANCE SHEETS

(In thousands)

	As of
	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016
	US$	US$	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	9,896	13,661	44,616	43,220
Term deposits	228,065	229,978	225,830	223,728
Restricted cash	10,848	-	-	-
Accounts receivable, net of allowance of US$21,790, US$20,481, US$18,544 and US$16,423 as of September 30, June 30, March 31, 2017 and December 31, 2016 respectively	11,086	12,721	12,324	16,148
Inventory	3,878	1,707	3,784	1,922
Deferred tax assets, current portion	-	-	-	188
Prepaid expenses and other current assets, net of allowance of US$7,257, US$7,160, US$7,076 and US$7,144 as of September 30, June 30, March 31, 2017 and December 31, 2016, respectively	31,264	35,561	35,710	33,907
Assets held for sale classified as current assets	365,299	361,423	356,260	176,585
Total current assets	660,336	655,051	678,524	495,698
Non-current assets:
Equity investments, net	86,018	85,792	75,733	67,911
Property and equipment, net	2,548	2,650	2,689	2,798
Intangible assets, net	1,872	5,089	5,549	9,067
Goodwill	6,512	20,639	20,279	118,851
Deferred tax assets, non-current portion	1,865	1,582	1,461	1,427
Consideration prepaid for acquiring an investee	1,354	1,354	990	4,081
Other non-current assets	3,591	3,303	232	1,003
Assets held for sale classified as non-current assets	-	-	-	152,792
Total Assets	764,096	775,460	785,457	853,628
LIABILITIES
Current liabilities:
Advance from customers	3,012	1,202	993	852
Accounts payable	6,827	7,877	8,672	8,537
Deferred revenue	4,528	4,413	4,358	4,626
Consideration received from shareholder	48,625	47,638	46,776	46,521
Consideration received from investors	28,355	28,587	28,182	-
Accrued expenses and other current liabilities	8,375	15,414	20,700	20,039
Tax payable	2,797	2,980	2,965	2,946
Short term borrowing	5,850	2,850	2,850	2,850
Liabilities held for sale classified as current liabilities	55,133	55,232	62,362	73,272
Total current liabilities	163,502	166,193	177,858	159,643
Non-current liabilities:
Derivative liability of contingent interest	9,716	8,336	5,419	7,205
Convertible debt, net of unamortized debt issuance costs and derivative liability of contingent interest	212,403	210,553	208,766	207,040
Deferred tax liabilities	1,721	2,136	2,446	3,247
Liabilities held for sale classified as non-current liabilities	-	-	-	729
Total Liabilities	387,342	387,218	394,489	377,864

EQUITY
NQ Mobile Inc.’s shareholders’ equity	299,777	312,065	317,292	385,843
Non-controlling interest	76,977	76,177	73,676	89,921
Total equity	376,754	388,242	390,968	475,764
Total Liabilities and Equity	764,096	775,460	785,457	853,628

NQ MOBILE INC.

UNAUDITED CONDENSED CONSOLIDATED

STATEMENTS OF COMPREHENSIVE LOSS

(In thousands, except for share and per share data)

	Three months ended
	September 30, 2017	June 30, 2017	March 31, 2017	September 30, 2016	June 30, 2016	March 31, 2016
	US$	US$	US$	US$	US$	US$
Net Revenues

Consumer
-Advertising	2,317	2,594	2,308	4,225	5,043	3,501
-Other services	1,191	919	998	1,410	1,501	1,920
Enterprise
-Sales of product	13,790	11,092	8,481	8,047	5,649	10,083
-Service	186	86	217	456	554	788
Total net revenues	17,484	14,691	12,004	14,138	12,747	16,292
Cost of revenues*	(16,906)	(15,358)	(12,910)	(14,393)	(11,667)	(17,469)
Gross profit/ (loss)	578	(667)	(906)	(255)	1,080	(1,177)

Operating expenses:
Selling and marketing expenses*	(1,194)	(1,258)	(1,126)	(1,773)	(2,296)	(1,515)
General and administrative expenses*	(6,715)	(13,570)	(8,720)	(12,579)	(7,113)	(16,844)
Research and development expenses*	(2,573)	(3,505)	(3,482)	(3,194)	(3,399)	(2,592)
Impairment of goodwill and intangible assets	(17,254)	-	(80,604)	-	-	-
Total operating expenses	(27,736)	(18,333)	(93,932)	(17,546)	(12,808)	(20,951)
Loss from operations	(27,158)	(19,000)	(94,838)	(17,801)	(11,728)	(22,128)

Interest expense	(6,428)	(6,393)	(6,385)	(1,947)	(1,794)	(1,800)
Foreign exchange gain /(loss), net	266	217	159	(291)	(283)	(22)
Realized gain on disposal of a subsidiary	-	-	1,038	-	-	-
Investment (loss) /income , net	(17)	47	5	770	(352)	936
Investment impairment loss	(2,091)	-	-	-	-	-
Fair value change of derivative liability	(1,381)	(2,917)	1,786	-	-	-
Other income, net	542	521	631	824	859	352
Loss before income taxes	(36,267)	(27,525)	(97,604)	(18,445)	(13,298)	(22,662)

Income tax benefit	572	201	481	999	292	423
Net loss from continuing operation	(35,695)	(27,324)	(97,123)	(17,446)	(13,006)	(22,239)
Discontinued operations:
Income from discontinued operations (net of income tax benefit/(expense) of US$ 1,211, US$197, US$(24), US$ 367, US$(665) and US$(2,617) for three months ended September 30, 2017, June 30, 2017, March 31, 2017, September 30, 2, 016June 30, 2016 and March 31, 2016 respectively)	10,567	8,572	10,702	14,696	18,355	14,467
Net (loss)/income	(25,128)	(18,752)	(86,421)	(2,750)	5,349	(7,772)
Net loss/(income) attributable to the non-controlling interest
Net loss attributable to the non-controlling interest from continuing operation	4,670	852	18,843	700	671	994
Net income attributable to the non-controlling interest from discontinued operation	(3,969)	(2,976)	(3,774)	(6,972)	(5,512)	(1,052)
Net (loss)/income attributable to NQ Mobile Inc.	(24,427)	(20,876)	(71,352)	(9,022)	508	(7,830)

NQ MOBILE INC.

UNAUDITED CONDENSED CONSOLIDATED

STATEMENTS OF COMPREHENSIVE LOSS

(In thousands, except for share and per share data)

	Three months ended
	September 30, 2017	June 30, 2017	March 31, 2017	September 30, 2016	June 30, 2016	March 31, 2016
	US$	US$	US$	US$	US$	US$

Net (loss)/income	(25,128)	(18,752)	(86,421)	(2,750)	5,349	(7,772)
Other comprehensive income/(loss): foreign currency translation adjustment	11,402	9,503	5,326	(4,658)	(17,880)	3,495
Comprehensive loss	(13,726)	(9,249)	(81,095)	(7,408)	(12,531)	(4,277)
Comprehensive (income)/loss attributable to non-controlling interest	(800)	(2,501)	14,115	(5,765)	(3,095)	(479)
Comprehensive loss attributable to NQ Mobile Inc.	(14,526)	(11,750)	(66,980)	(13,173)	(15,626)	(4,756)

Net (loss)/earnings per Class A and Class B common share, basic & diluted	(0.0481)	(0.0414)	(0.1429)	(0.0182)	0.0010	(0.0160)

Net loss per Class A and Class B common share from continuing operations, basic & diluted	(0.0611)	(0.0525)	(0.1567)	(0.0338)	(0.0252)	(0.0435)

Net earnings per Class A and Class B common share from discontinued operations, basic & diluted	0.0130	0.0111	0.0138	0.0156	0.0262	0.0275

Net (loss)/earnings per ADS, basic & diluted	(0.2405)	(0.2070)	(0.7145)	(0.0910)	0.0050	(0.0800)

Net loss per ADS from continuing operations, basic & diluted	(0.3055)	(0.2625)	(0.7835)	(0.1690)	(0.1260)	(0.2175)

Net earnings per ADS from discontinued operations, basic & diluted	0.0650	0.0555	0.0690	0.0780	0.1310	0.1375

Weighted average number of common shares outstanding:

Basic & Diluted	507,475,590	504,407,621	499,461,680	495,837,463	490,111,171	488,601,213

*Share-based compensation expenses included in:
Cost of revenues	7	8	103	(10)	9	10
Selling and marketing expenses	7	(54)	20	(33)	330	158
General and administrative expenses	163	5,233	-	3,424	686	7,871
Research and development expenses	-	(66)	3	(16)	27	28
Total	177	5,121	126	3,365	1,052	8,067

NQ MOBILE INC.

UNAUDITED CONDENSED CONSOLIDATED

STATEMENTS OF COMPREHENSIVE LOSS

(In thousands, except for share and per share data)

	Nine months ended		Six months ended
	September 30, 2017	September 30, 2016	June 30, 2017	June 30, 2016
	US$	US$	US$	US$
Net Revenues

Consumer
-Advertising services	7,219	12,769	4,902	8,544
-Other services	3,108	4,831	1,917	3,421
Enterprise
-Sales of product	33,363	23,779	19,573	15,732
-Service	489	1,798	303	1,342
Total net revenues	44,179	43,177	26,695	29,039
Cost of revenues*	(45,174)	(43,529)	(28,268)	(29,136)
Gross loss	(995)	(352)	(1,573)	(97)

Operating expenses:
Selling and marketing expenses*	(3,578)	(5,584)	(2,384)	(3,811)
General and administrative expenses*	(29,005)	(36,536)	(22,290)	(23,957)
Research and development expenses*	(9,560)	(9,185)	(6,987)	(5,991)
Impairment of goodwill and intangible assets	(97,858)	-	(80,604)	-
Total operating expenses	(140,001)	(51,305)	(112,265)	(33,759)
Loss from operations	(140,996)	(51,657)	(113,838)	(33,856)

Interest expense	(19,206)	(5,541)	(12,778)	(3,594)
Foreign exchange gain /(loss), net	642	(596)	376	(305)
Realized gain on disposal of a subsidiary	1,038	-	1,038	-
Investment income	35	1,354	52	584
Investment impairment loss	(2,091)	-	-	-
Fair value change of derivative liability	(2,512)	-	(1,131)	-
Other income, net	1,694	2,035	1,152	1,211
Loss before income taxes	(161,396)	(54,405)	(125,129)	(35,960)

Income tax benefit	1,254	1,714	682	715
Net loss from continuing operation	(160,142)	(52,691)	(124,447)	(35,245)
Discontinued operations:
Income from discontinued operations (net of income tax benefit/(expense) of US$ 1,384, US$ (2,915) ,US$173, US$(3,282) for nine months ended September 30, 2017, and September 30, 2016 and six months ended June 30, 2017, and June 30, 2016 respectively)	29,841	47,518	19,274	32,822
Net loss	(130,301)	(5,173)	(105,173)	(2,423)
Net loss/(income) attributable to the non-controlling interest
Net loss attributable to the non-controlling interest from continuing operation	24,365	2,365	19,695	1,665
Net income attributable to the non-controlling interest from discontinued operation	(10,719)	(13,536)	(6,750)	(6,564)
Net loss attributable to NQ Mobile Inc.	(116,655)	(16,344)	(92,228)	(7,322)

Net loss	(130,301)	(5,173)	(105,173)	(2,423)
Other comprehensive income/(loss): foreign currency translation adjustment	26,231	(19,043)	14,829	(14,385)
Comprehensive loss	(104,070)	(24,216)	(90,344)	(16,808)
Comprehensive loss/(income) attributable to non-controlling interest	10,814	(9,339)	11,614	(3,574)
Comprehensive loss attributable to NQ Mobile Inc.	(93,256)	(33,555)	(78,730)	(20,382)

NQ MOBILE INC.

UNAUDITED CONDENSED CONSOLIDATED

STATEMENTS OF COMPREHENSIVE LOSS

(In thousands, except for share and per share data)

	Nine months ended		Six months ended
	September 30, 2017	September 30, 2016	June 30, 2017	June 30, 2016
	US$	US$	US$	US$

Net loss per Class A and Class B common share, basic & diluted	(0.2315)	(0.0333)	(0.1837)	(0.0150)

Net loss per Class A and Class B common share from continuing operations, basic & diluted	(0.2695)	(0.1024)	(0.2087)	(0.0686)

Net earnings per Class A and Class B common share from discontinued operations, basic & diluted	0.0380	0.0691	0.0250	0.0536

Net loss per ADS, basic & diluted	(1.1575)	(0.1665)	(0.9185)	(0.0750)

Net loss per ADS from continuing operations, basic & diluted	(1.3475)	(0.5120)	(1.0435)	(0.3430)

Net earnings per ADS from discontinued operations, basic & diluted	0.1900	0.3455	0.1250	0.2680

Weighted average number of common shares outstanding:

-Basic & Diluted	503,810,985	491,532,385	501,948,313	489,356,192

*Share-based compensation expenses included in:
Cost of revenues	118	9	111	19
Selling and marketing expenses	(27)	455	(34)	488
General and administrative expenses	5,396	11,981	5,233	8,557
Research and development expenses	(63)	39	(63)	55
Total	5,424	12,484	5,247	9,119

NQ MOBILE INC.

NON-GAAP MEASURE RECONCILIATIONS

(In thousands, except for share and per share data)

	Three months ended
	September 30, 2017	June 30, 2017	March 31, 2017	September 30, 2016	June 30, 2016	March 31 2016
	US$	US$	US$	US$	US$	US$

Selling and marketing expenses under GAAP	(1,194)	(1,258)	(1,126)	(1,773)	(2,296)	(1,515)
Adjustment (a)	7	(54)	20	(33)	330	158
Non-GAAP selling and marketing expenses	(1,187)	(1,312)	(1,106)	(1,806)	(1,966)	(1,357)

General and administrative expenses under GAAP	(6,715)	(13,570)	(8,720)	(12,579)	(7,113)	(16,844)
Adjustment (a)	163	5,233	-	3,424	686	7,871
Adjustment (c)	-	-	-	565	577	577
Non-GAAP general and administrative expenses	(6,552)	(8,337)	(8,720)	(8,590)	(5,850)	(8,396)

Research and development expenses under GAAP	(2,573)	(3,505)	(3,482)	(3,194)	(3,399)	(2,592)
Adjustment (a)	-	(66)	3	(16)	27	28
Adjustment (c)	114	114	114	114	305	305
Non-GAAP research and development expenses	(2,459)	(3,457)	(3,365)	(3,096)	(3,067)	(2,259)

Loss from operations under GAAP	(27,158)	(19,000)	(94,838)	(17,801)	(11,728)	(22,128)
Adjustment (a)	177	5,121	126	3,365	1,052	8,067
Adjustment (c)	358	351	556	1,626	1,954	1,674
Adjustment (d)	17,254	-	80,604	-	-	-
Non-GAAP loss from operations	(9,369)	(13,528)	(13,552)	(12,810)	(8,722)	(12,387)

Net (loss)/ income attributable to NQ Mobile Inc. under GAAP	(24,427)	(20,876)	(71,352)	(9,022)	508	(7,830)
Adjustment (a)	177	5,121	126	3,365	1,052	8,067
Adjustment (b)	8,730	10,204	5,440	2,653	2,338	2,330
Adjustment (c)	1,067	1,063	1,853	3,325	3,681	3,400
Adjustment (d)	19,345	-	80,604	-	-	-
Adjustment (e)	(570)	(454)	(924)	(502)	(818)	(593)
Non-GAAP net income/(loss) attributable to NQ Mobile Inc.	4,322	(4,942)	15,747	(181)	6,761	5,374

Non- GAAP weighted average number of diluted ADS outstanding:

-Basic	101,495,118	100,881,524	99,892,336	99,167,493	98,022,234	97,720,243
-Diluted	101,896,886	100,881,524	100,506,191	99,167,493	99,404,207	98,910,564

Non-GAAP earnings/(loss) per ADS, basic	0.0426	(0.0490)	0.1576	(0.0018)	0.0690	0.0550
Non-GAAP earnings/(loss) per ADS, diluted	0.0424	(0.0490)	0.1567	(0.0018)	0.0680	0.0543

(a)	Adjustment to exclude the share-based compensation expenses for each period
(b)	Adjustment to exclude the interest expenses related to convertible debt and fair value change of derivative liability
(c)	Adjustment to exclude the amortization of intangible assets arising from acquisitions
(d)	Adjustment to exclude impairment loss from goodwill, intangible assets arising from acquisitions and investment
(e)	To adjust income tax provision related to item (c) and (d). Deferred tax liabilities was recognized along with intangible assets recognized related to acquisitions. The amortization and impairment of such intangible assets resulted in reversal of corresponding deferred tax liabilities that impact deferred income tax expense. Other non-GAAP to GAAP reconciling items have no income tax effect *

*The reconciliation items (a) and (b) were recorded in entities in tax free jurisdictions hence no income tax implications.

NQ MOBILE INC.

NON-GAAP MEASURE RECONCILIATIONS

(In thousands, except for share and per share data)

	Nine months ended		Six months ended
	September 30, 2017	September 30, 2016	June 30, 2017	June 30, 2016
	US$	US$	US$	US$

Selling and marketing expenses under GAAP	(3,578)	(5,584)	(2,384)	(3,811)
Adjustment (a)	(27)	455	(34)	488
Non-GAAP selling and marketing expenses	(3,605)	(5,129)	(2,418)	(3,323)

General and administrative expenses under GAAP	(29,005)	(36,536)	(22,290)	(23,957)
Adjustment (a)	5,396	11,981	5,233	8,557
Adjustment (c)	-	1,719	-	1,154
Non-GAAP general and administrative expenses	(23,609)	(22,836)	(17,057)	(14,246)

Research and development expenses under GAAP	(9,560)	(9,185)	(6,987)	(5,991)
Adjustment (a)	(63)	39	(63)	55
Adjustment (c)	342	724	228	610
Non-GAAP research and development expenses	(9,281)	(8,422)	(6,822)	(5,326)

Loss from operations under GAAP	(140,996)	(51,657)	(113,838)	(33,856)
Adjustment (a)	5,424	12,484	5,247	9,119
Adjustment (c)	1,265	5,254	907	3,628
Adjustment (d)	97,858	-	80,604	-
Non-GAAP loss from operations	(36,449)	(33,919)	(27,080)	(21,109)

Net loss attributable to NQ Mobile Inc. under GAAP	(116,655)	(16,344)	(92,228)	(7,322)
Adjustment (a)	5,424	12,484	5,247	9,119
Adjustment (b)	24,374	7,321	15,644	4,668
Adjustment (c)	3,983	10,406	2,916	7,081
Adjustment (d)	99,949	-	80,604	-
Adjustment (e)	(1,948)	(1,913)	(1,378)	(1,411)
Non-GAAP net income attributable to NQ Mobile Inc.	15,127	11,954	10,805	12,135

Non- GAAP weighted average number of diluted ADS outstanding:
-Basic	100,762,197	98,306,477	100,389,663	97,871,238
-Diluted	101,305,512	99,561,290	100,980,038	99,157,386

Non-GAAP earnings per ADS, basic	0.1501	0.1216	0.1076	0.1240
Non-GAAP earnings per ADS, diluted	0.1493	0.1201	0.1070	0.1224

(a)	Adjustment to exclude the share-based compensation expenses for each period
(b)	Adjustment to exclude the interest expenses related to convertible debt and fair value change of derivative liability
(c)	Adjustment to exclude the amortization of intangible assets arising from acquisitions
(d)	Adjustment to exclude impairment loss from goodwill, intangible assets arising from acquisitions and investment
(e)	To adjust income tax provision related to item (c) and (d). Deferred tax liabilities was recognized along with intangible assets recognized related to acquisitions. The amortization and impairment of such intangible assets resulted in reversal of corresponding deferred tax liabilities that impact deferred income tax expense. Other non-GAAP to GAAP reconciling items have no income tax effect *

*The reconciliation items (a) and (b) were recorded in entities in tax free jurisdictions hence no income tax implications.